SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 27, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 27, 2009 regarding “Ericsson to acquire majority of Nortel’s North American wireless business.”

PRESS RELEASE	July 25, 2009

Ericsson to acquire majority of Nortel’s North American wireless business

Ericsson (NASDAQ:ERIC) has today entered into an asset purchase agreement to acquire the parts of the Carrier Networks division of Nortel relating to CDMA and LTE technology in North America. The purchase is structured as an asset sale at a cash purchase price of USD 1.13 b. on a cash and debt free basis. This announcement follows the completion of the auction process initiated by Nortel, and the transaction is subject to court and customary regulatory approvals.

Ericsson acquires an installed base and a healthy business that provides major operators CDMA technology and support services. In addition, the acquisition strengthens Ericsson’s ability to serve North America’s leading wireless operators in the evolution to LTE. The acquisition significantly expands Ericsson’s footprint in North America, particularly as this region is emerging as an early adopter of LTE technology. The acquisition also provides Nortel’s customers with a strong and reliable supplier for the future, many of which have expressed support for this acquisition.

“Acquiring Nortel’s North American CDMA business allows us to serve this important region better as we build relationships for the future migration to LTE. Furthermore, by adding some 2,500 highly skilled employees, of which about 400 are focused on LTE research and development, Ericsson reinforces and expands a long-term commitment to North America. This deal, along with our recently announced Sprint service agreement, truly positions Ericsson as a leading telecoms supplier in North America,” said Carl-Henric Svanberg, President and CEO of Ericsson.

The agreement includes important CDMA contracts with North American operators such as Verizon, Sprint, U.S. Cellular, Bell Canada and Leap, as well as LTE assets, certain patents and patent licenses relating to CDMA and LTE. Nortel’s customers will also benefit from the continued support of Nortel’s installed CDMA base and the migration path to LTE.

Nortel’s North American CDMA operations generated approximately USD 2.0 b. in 2008, with robust profitability from a good product mix, which includes a significant amount of services. Going forward, research and development costs are expected to be relatively low in CDMA compared with other technologies.

Ericsson’s North American business generated SEK 17.9 (USD 2.7) b. of sales in 2008, mainly from GSM and WCDMA equipment and associated services. When coupled with the recently announced Sprint services agreement, this acquisition makes North America the largest region within Ericsson and encompasses some 14,000 employees.

The robust financial profile of the acquired operations will contribute significant top- and bottom-line additions to Ericsson. The transaction is expected to have a positive effect on Ericsson’s earnings within a year after closing. Magnus Mandersson, presently head of Ericsson Northern Europe, is appointed President of Ericsson CDMA operations, and Richard Lowe, Nortel, is appointed Chief Operating Officer.

“Our two companies share a long-standing commitment to technological excellence and innovation, and we look forward to welcoming the Nortel employees into Ericsson. We are truly impressed with their continuing outstanding performance during these challenging times,” said Magnus Mandersson, President of Ericsson CDMA operations.

“The agreement with Ericsson provides a strong and stable future for Nortel’s CDMA and LTE business. Customers will enjoy continued strong support from an industry leader as they look to evolve to LTE. Many employees will also have the opportunity to continue their work with Ericsson, bringing their innovation power and creativity to the wireless industry for years to come,” said Richard Lowe, President of Carrier Networks at Nortel.

Consummation of the transaction is subject to approval by the United States and Canadian Bankruptcy Courts and the satisfaction of regulatory and other conditions.

SEB Enskilda is acting as Ericsson’s sole financial advisor in the transaction.

NOTES TO EDITORS:

Ericsson’s multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.ericsson.mobi

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson Media Relations North America

Kathy Egan

Phone: +1 212-843-8422

E-mail: press.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at on July 25, 2009, 06.00 CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 27, 2009